COMMENTS RECEIVED ON 04/14/2021

FROM EDWARD BARTZ

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Fidelity SAI International Small Cap Index Fund

Fidelity SAI Japan Stock Index Fund

POST-EFFECTIVE AMENDMENT NO. 153

1.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

2.

All funds

“Fund Summary” (prospectus)

“Fee Table”

“Fidelity Management & Research Company LLC (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund’s securities lending program, if applicable), as a percentage of its average net assets, exceed[___]% (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through [____]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.”

C:

The Staff would like confirmation for each fund that the contractual arrangement discussed in the above footnote will remain in effect for one year or more from the effective date of the registration statement. The Staff also requests confirmation for each fund that the agreement will be filed as an exhibit to the registration statement.

R:

With respect to each fund, the arrangement will remain in effect for at least one year from the effective date of the registration statement for each fund. Disclosure will be updated to include the termination date of the arrangement in the (b) filing for each fund. There are no agreements to be filed under Item 28(h). Instead, these particular arrangements are an undertaking made by the adviser pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by the adviser at any time).

3.

Fidelity SAI International Small Cap Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The fund considers a company to be small cap if it has a market cap within the range of companies in the MSCI EAFE Small Cap Index. As of March 31, 2021, the market cap of companies in that index ranged from 7.9 billion to 100 million. The Staff requests we revise the fund’s definition of small cap so that it is reasonable.

R:

The Staff has indicated that an investment company may use “any reasonable definition” to define a fund’s capitalization range and may consider industry indices for that purpose (Investment Company Names FAQ). The index provider has independently defined the MSCI EAFE Small Cap Index to measure the performance of small capitalization developed market equities, excluding the U.S. and Canada. We believe the current definition of market capitalization, which refers to the index, is reasonable and consistent with the latitude provided by the Staff in its interpretation of Rule 35d−1. We also note that as of March 31, 2021 the average market capitalizations of the MSCI EAFE Small Cap Index is $1.2 billion, as publicly disclosed on the index provider’s website.

4.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

Example from Fidelity SAI International Small Cap Index Fund:

“Normally investing at least 80% of assets in securities included in the MSCI EAFE Small Cap Index℠.”

C:

The Staff requests we provide a brief description of each index in the Fund Summary section.

R:

We have revised the disclosure as follows:

Fidelity SAI International Small-Cap Index Fund

Normally investing at least 80% of assets in securities included in the MSCI EAFE Small Cap Index℠, which is a market capitalization-weighted index that is designed to measure the investable equity market performance of small cap stocks for global investors in developed markets, excluding the U.S. and Canada.

Fidelity® SAI Japan Stock Index Fund

Normally investing at least 80% of assets in securities included in the MSCI Japan Index℠, which is a free float-adjusted market capitalization weighted index designed to measure the performance of the large and mid-cap segments of the Japanese market.

5.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market cap range of each fund’s Index as of a recent date.

R:

We believe that the current definition of market capitalization, which refers to the Index, is reasonable and consistent with the Staff’s interpretation of Rule 35d‐1. The Staff has indicated that an investment company may use “any reasonable definition” to define a fund’s capitalization range and may consider industry indices for that purpose (Frequently Asked Questions about Rule 35d‐1 (Investment Company Names FAQ)). As the capitalization range of an index varies over time, we believe it is more appropriate to identify a well‐publicized index by name rather than giving a snapshot of the capitalization in the prospectus. We also note that the index provider publishes regularly updated fact sheets for each index that provide information regarding the capitalization ranges of the securities included in each index.

6.

Fidelity SAI International Small Cap Index Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Geographic Concentration in Japan. Because the fund concentrates its investments in Japan, the fund's performance is expected to be closely tied to social, political, and economic conditions within Japan and to be more volatile than the performance of more geographically diversified funds.”

C:

The Staff requests we disclose that the fund is concentrated in Japanese securities in the “Principal Investment Strategies” section.

R:

The Fund does not have a principal investment strategy of investing in Japanese securities. Instead, as an index fund, the fund’s principal investment strategy is to invest at least 80% of its assets in securities included in the MSCI EAFE Small Cap Index℠, as disclosed. At times, the index may be more than 25% invested in one or more countries or regions. As of March 31, 2021, more than 25% of securities included in the MSCI EAFA Small Cap Index are Japanese securities. As a result, we have included “Geographic Concentration in Japan” as a principal investment risk.

7.

Fidelity SAI International Small Cap Index Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Geographic Concentration in Japan. Because the fund concentrates its investments in Japan, the fund's performance is expected to be closely tied to social, political, and economic conditions within Japan and to be more volatile than the performance of more geographically diversified funds.”

C:

The Staff requests that we provide a few examples of specific risks of investing in Japanese securities.

R:

 We believe current risk disclosure in the Fund Summary section regarding geographic concentration in Japan provides a summary in plain English of the risks associated in investing in these types of securities, as is required by Form N-1A, Item 4(b)(1). We note that more detailed disclosure regarding Japan is included in the “Investment Details” section under “Special Considerations regarding Japan”. Accordingly, we have not modified the disclosure.

8.

Fidelity SAI Japan Stock Index Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we add small and mid‐cap risks.

R:

The risks associated with small and mid-cap investing are not principal investment risks of the fund. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks” - “Stock Market Volatility.”

9.     All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

For each index, the Staff requests we disclose the component selection criteria, including how components are included or excluded; index weighted methodology, rebalance and reconstitution process, including frequency, and the approximate number of index components.

R:

We are not aware of a requirement to disclose the methodology of third-party indices or their component selection criteria, index weighted methodology, rebalance and reconstitution process, or the approximate number of index components. We believe the description provided for each fund’s third-party index, as provided in the “Investment Details” section, is sufficient. Accordingly, we have not modified disclosure.

10.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The fund will invest more than 25% of its total assets in securities of issuers in a particular industry to approximately the same extent that the fund's index concentrates in the securities of issuers in a particular industry.”

C:

The Staff requests we add the above concentration policy to the “Principal Investment Strategies” section of each Fund Summary.

R:

The Funds do not have a policy to concentrate in any particular industry. Accordingly, we do not believe additional disclosure is needed in the principal investment strategies section. We will add additional risk disclosure per Comment #11 below.

11.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The fund will invest more than 25% of its total assets in securities of issuers in a particular industry to approximately the same extent that the fund's index concentrates in the securities of issuers in a particular industry.”

C:

The Staff requests we add a concentration risk in the “Principal Investment Risks” section, since each fund will concentrate to the same extent as the index.

R:

We will add the following sentence to “Passive Management Risk” under “Principal Investment Risks” in the “Fund Basics” section:

“The fund will be concentrated to approximately the same extent that the fund's index concentrates in the securities of issuers in a particular industry.”

12.

All funds

“Investment Details” (prospectus)

“Other Investment Strategies”

“In addition to the principal investment strategies discussed above, the Adviser may also use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease a fund's exposure to changing security prices or other factors that affect security values.”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of each fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, each fund confirms that, at this time, the fund is not expected to count derivatives toward its 80% policy. Each fund also confirms that, to the extent that it counts derivatives toward its 80% policy, the fund would value its derivatives positions using their mark to market values.